April 5, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AV Homes, Inc. – Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of AV Homes, Inc., a Delaware corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above referenced Registration Statement.

We note that the Company incorporates by reference into the Registration Statement its annual report on Form 10-K for the year ended December 31, 2012, which in turn incorporates information from the Company’s proxy statement which has not yet been filed. The Company understands that you will not be in able to declare the Registration Statement effective until such time as the complete disclosure required by Form 10-K has been filed. The Company will either amend the 10-K to include Part III information or file the proxy statement prior to requesting effectiveness of the Registration Statement.

Please do not hesitate to call Sonia Shewchuk at (612) 766-7810 or Dawn Holicky Pruitt at (612) 766-7103 if you have any questions or if you would like to discuss.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By:	/s/ Dawn Holicky Pruitt
Dawn Holicky Pruitt